NO ACT

P.E.
02/29/2016

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Received SEC

MAR 08 2016

Washington, DC 20549

DIVISION OF
CORPORATION FINANCE

March 8, 2016

Act: 1934
Section:
Rule: 14a-8 (OPS)
Public
Availability: 3-8-16

Jonas Kron
Trillium Asset Management, LLC
jkron@trilliuminvest.com

Re: Chipotle Mexican Grill, Inc.
Incoming letter dated February 29, 2016

Dear Mr. Kron:

This is in response to your letter dated February 29, 2016 concerning the shareholder proposal submitted to Chipotle by Trillium Investment Management, LLC on behalf of Lindsay Brinton, and by the Calvert U.S. Large Cap Core Responsibility Index Fund and the Calvert VP S&P 500 Index Portfolio. On February 23, 2016, we issued our response expressing our informal view that Chipotle could exclude the proposal from its proxy materials for its upcoming annual meeting. You have asked us to reconsider our position. After reviewing the information contained in your letter, we find no basis to reconsider our position.

Under Part 202.1(d) of Section 17 of the Code of Federal Regulations, the Division may present a request for Commission review of a Division no-action response relating to Rule 14a-8 under the Exchange Act if it concludes that the request involves "matters of substantial importance and where the issues are novel or highly complex." We have applied this standard to your request and determined not to present your request to the Commission.

Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Michele M. Anderson
Associate Director, Legal

cc: Michael McGawn
Chipotle Mexican Grill, Inc.
mmcgawn@chipotle.com

16004206

TRILLIUM ASSET MANAGEMENT®

February 29, 2016

VIA e-mail: shareholderproposals@sec.gov

Mr. David Fredrickson
Associate Director and Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Request for Reconsideration of February 23, 2016 No-Action Letter issued to Chipotle Mexican Grill, Inc.

Dear Associate Director and Chief Counsel Fredrickson,

This letter is submitted on behalf of Lindsay Brinton by Trillium Asset Management, LLC, and Calvert U.S. Large Cap Core Responsible Index Fund and the Calvert VP S&P 500 Index Portfolio as the designated representatives in this matter (hereinafter referred to as "Proponents"), who are the beneficial owners of shares of common stock of Chipotle Mexican Grill, Inc. (hereinafter referred to as "Chipotle" or the "Company"), and who have submitted a shareholder proposal (hereinafter referred to as "the Proposal" or "the Chipotle Proposal") to Chipotle the full text of which is attached as Attachment A, which requests:

> the Board to adopt principles for minimum wage reform, to be published by October 2016.
>
> This proposal does not encompass payments used for lobbying or ask Chipotle to take a position on any particular piece of legislation.
>
> **Supporting Statement**
>
> We believe principles for minimum wage reform should recognize:
>
> 1. A sustainable economy must ensure a minimum standard of living necessary for the health and general well-being of workers and their families; and

2. The minimum wage should be indexed to maintain its ability to support a minimum standard of living; and to allow for orderly increases, predictability and business planning.

Following a January 29, 2016 response from the Proponents (incorporated herein as Attachment B), on February 23, 2016, the Office of Chief Counsel issued a no-action letter which stated:

> There appears to be some basis for your view that Chipotle may exclude the proposal under rule 14a-8(i)(7), as relating to Chipotle's ordinary business operations. In this regard, we note that the proposal relates to general compensation matters.[1]

We hereby request reconsideration of the Staff's grant of the no-action letter and if reconsideration is denied that, pursuant to 17 CFR 202.1 (d), the matter be presented to the Commission for its consideration.

We make this request because the no-action letter is in direct conflict with eleven previous Staff decisions rejecting the identical arguments offered by Chipotle in favor of a proposal that is identical in approach to our Proposal. We believe that the Staff should not overrule those past decisions and if it is doing so with respect to the Chipotle Proposal, to clarify the reasons for doing so. We note that there are other pending cases where this identical shareholder proposal has been filed and the companies have sought no-action relief including, Best Buy, Staples, TJX and CVS.

We can find no basis in intervening no-action letters or Staff Legal Bulletins to justify or explain Staff's surprising departure from these past decisions, leaving shareholder proponents in a state of confusion over how to proceed. We believe that such a dramatic change in course warrants further review and consideration. For these reasons, the matter is of substantial importance and involves issues that are highly complex.

Pursuant to Staff Legal Bulletin 14D (November 7, 2008) we are providing this request via e-mail in lieu of paper copies and are providing a copy to Chipotle's Corporate Compliance Counsel, Michael McGawn via e-mail at mmcgawn@chipotle.com.

---

[1] http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8/2016/brintoncalvert022316-14a8.pdf

The no-action letter is in direct conflict with eleven earlier decisions.

In 2008, shareholder proposals were filed at United Technologies, General Motors, Xcel, Exxon Mobil, and UnitedHealth[2] that requested the following:

> RESOLVED: Shareholders of UnitedHealth Group Incorporated (the "Company") urge the Board of Directors (the "Board") to adopt principles for health care reform based upon principles reported by the Institute of Medicine:
> 1. Health care coverage should be universal.
> 2. Health care coverage should be continuous.
> 3. Health care coverage should be affordable to individuals and families.
> 4. The health insurance strategy should be affordable and sustainable for society.
> 5. Health insurance should enhance health and well being by promoting access to high-quality care that is effective, efficient, safe, timely, patient-centered, and equitable.

A variation of this proposal was also filed at UST Inc.[3]

In 2009, the same shareholder proposal was filed at CBS, Yum!, Raytheon, PepsiCo, and Nucor Corporation.[4]

In 2008 and 2009, the Staff characterized the shareholder proposal as "urg[ing] the board of directors to adopt principles for healthcare reform such as those based upon principles specified in the proposal" and concluded in all eleven cases, that the shareholder proposal was not excludable under rule 14a-8(i)(7).

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[2] *United Technologies* (January 31, 2008); *General Motors Corporation* (March 26, 2008); *Xcel Energy Inc.* (February 15, 2008); *Exxon Mobil Corporation* (February 25, 2008); *UnitedHealth Group Incorporated* (April 2, 2008) (Company reconsideration rejected April 15, 2008).

[3] *UST Inc.* (February 7, 2008) - Resolved: Shareholders urge the Board of Directors to adopt principles for comprehensive health care reform (such as those based upon principles reported by the Institute of Medicine: Health care coverage should be universal, continuous, and affordable to individuals and families. Any health insurance strategy should be affordable and sustainable for society and should enhance health and well-being by promoting access to high-quality care that is effective, efficient, safe, timely, patient-centered, and equitable).

[4] *CBS Corporation* (March 30, 2009); *Yum! Brands, Inc.* (March 9, 2009); *Raytheon Company* (March 30, 2009); *PepsiCo, Inc.* (February 26, 2009); *Nucor Corporation* (February 27, 2009).

In all eleven of these cases, the companies argued that the proposal was excludable under 14a-8(i)(7) because the subject matter of the Proposal appears to involve the company's health care coverage policies for its employees. The companies also argued that proposals concerning health and benefits for employees related to its ordinary business operations, and therefore was excludable under rule 14a-8(i)(7).

In responding to the companies' no-action requests, the proponents were successful in arguing that a proposal which asks a company to adopt a set of principles regarding policy reform (in that case health care) is not excludable because it is not focusing on internal operations, but rather was focused externally on a significant social policy issue affecting the company. In the end, the Staff agreed with the proponents in all eleven cases concluding that the proposal was not excludable.

It is our belief that the Chipotle Proposal fits perfectly into the model provided by those eleven cases and that by excluding the Chipotle Proposal the Staff is reversing eleven long-standing cases and the basic principle that it is permissible to ask a company to adopt principles on a significant policy issue confronting the company.

The Chipotle Proposal is identical to the eleven cases in all aspects except for the subject matter. They all ask the company to adopt principles and they all provide some description of the principles that the proponents think would be advisable. In the case of the eleven cases the subject matter was health care reform and in those letters provided by proponents, they all demonstrate that health care reform is a significant policy issue by discussing evidence of the widespread public debate that was occurring in 2007 and 2008 (and earlier). In the case of the Chipotle Proposal the subject matter is minimum wage reform and we provided ample evidence of how it is a significant policy issue subject to widespread public debate.

Employee compensation and benefits, including health care, are traditionally considered ordinary business matters. Both federally enacted health care laws and federally adopted minimum wage law could have an impact on internal company practices. Nevertheless, the proposals should be included because "proposals focusing on a significant policy issue are not excludable under the ordinary business exception "*because* the proposals would transcend the day to day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote." Thus, a proposal may transcend a company's ordinary business operations even if the significant policy issue relates to the "nitty-gritty of its core business." Therefore, proposals that focus on a significant policy issue transcend a company's ordinary business operations and are not excludable under Rule 14a-8(i)(7). (Staff Legal Bulletin 14H (October 22, 2015) (internal citations omitted)).

It would seem that not five months after clearly restating that principle in SLB 14H, Staff has begun to depart from it.

In 2008 and 2009, Staff agreed that a request to adopt principles for legal reform that may directly impact an internal matter of ordinary business (provision of health care to employees), would be admissible because it focused on a significant policy matter. Staff restated this view eleven times. There can be no dispute that both health care reform and minimum wage reform raise significant policy matters. Nor can there be any dispute that the instant proposal focuses on this significant policy matter, as it is closely modeled on the earlier health care reform proposals. It is clearly distinguishable from prior proposals that mentioned the minimum wage, but focused on a company's internal pay practices. We are left with the conclusion that Staff has either misread the Proposal, or has determined to limit the significant policy exception after just reaffirming its broad scope in SLB 14H.

A separate group of Health Care Reform Principles proposals that were excluded demonstrate the permissibility of the Chipotle Proposal

The appropriateness of the Chipotle Proposal under rule 14a-8(i)(7) is made even clearer when it is contrasted with a separate group of proposals that also asked for adoption of principles on a significant public policy issue, **but** which differed in very significant ways. Those excluded proposals sought to either (1) have the company conduct an internal implementation assessment or (2) advocate "for specific legislative initiatives, including the repeal of specific laws and government mandates and the enactment of specific tax deductions or tax credits". The Chipotle Proposal explicitly does neither and therefore is not excludable under rule 14a-8(i)(7).

In *Pfizer Inc.* (February 18, 2014), the proposal went beyond simply asking for the company to adopt health care reform principles. Instead, it suggested the principles call for the following: "Repeal state-level laws that prevent insurance companies from competing across state lines."; "Repeal government mandates that dictate what insurance companies must cover"; "meaningful tort reform to reduce doctors' insurance costs."; and federal tax reform. See also, *Bristol-Myers Squibb Company* (February 18, 2014); *Johnson and Johnson* (February 18, 2014); *Eli Lilly and Company* (February 18, 2014); and *CVS Caremark Corporation* (February 19, 2014). In excluding those "specific legislative initiatives" proposals, the Staff properly observed in its no-action letter that the proposals were excluded because they "involve[e] Pfizer in the political or legislative process relating to an aspect of Pfizer's operations."

In contrast to *Pfizer*, the Chipotle proposal explicitly states "This proposal *does not encompass payments used for lobbying or ask the company to take a position on any particular piece of legislation*." (Emphasis added). Further, the Chipotle Proposal does not delve into the details of specific laws, rather staying at a high level with a focus on a sustainable economy, a minimum standard of living and indexing. The Chipotle Proposal, in this way, demonstrates explicitly that it was seeking to avoid the fatal flaw found in *Pfizer*. Just looking at the intricate detail found in the *Pfizer* proposal[5] shows clearly that the Chipotle Proposal is materially different and therefore permissible under rule 14a-8(i)(7).

In addition, the Chipotle Proposal stands in stark contrast to the "implementation report" proposals – *CVS Caremark Corporation* (February 29, 2008) and *Wyeth* (February 25, 2008) – which were properly excluded because they were focused on internal implementation of the company's own health care policies and practices.

The *CVS* and *Wyeth* proposals differed in a crucial manner compared to the eleven other proposals that were permitted onto the companies' proxy materials because they requested "the Board to *report annually about how it is implementing such principles*." (Emphasis added). We know this was the basis for exclusion because the Staff specifically noted this fact in its no-action letter when it observed that the *CVS* and *Wyeth* proposal asked the company "to report annually on how it is implementing such principles".

In making this additional request, the *CVS* and *Wyeth* proponents fatally transformed the permissible proposals from an outward looking set of principles that focused on a significant policy issue, into an inward looking analysis of the companies own benefits for its workers. The request to analyze its own implementation of the principles was a fatal flaw because it altered the proposal in a fundamental way: from one focused on a policy issue to one focused on employee benefits.

In contrast to *CVS* and *Wyeth*, the Chipotle Proposal does not include that language anywhere in the Proposal. There is no request for an implementation report. There is no reference to implementation at all. While there is reference to Chipotle's pay practices in two sentences at the end of the Proposal, those are only made to provide context for the

---

[5] 1. Repeal state-level laws that prevent insurance companies from competing across state lines. 2. Increase cost transparency of health care treatments so consumers can be better-informed market participants. 3. Repeal government mandates that dictate what insurance companies must cover. 4. Enact meaningful tort reform to reduce doctors' insurance costs. These costs are often passed onto consumers, leading to unnecessarily high prices. 5. Reform federal tax laws to allow individuals to receive a standard deduction for health insurance costs or receive tax credits. 6. Remove barriers and reform federal tax laws to allow for large health savings accounts, to give individuals greater freedom over their health care expenditures.

reputational risks faced by the Company and as information that may be of interest or persuasive to shareholders. Nowhere in the Chipotle Proposal is there any implication – or explicit request or suggestion – that the Company issue a report, let alone issue a report that assesses how minimum wage reform would impact the wage structure of the company or how it would implement such a change.

In the eleven successful proposals on health care reform one could certainly argue that they implicitly implicate internal benefit policies and practices – in fact the companies did exactly that. But those eleven successful proposals, like the Chipotle Proposal, did not ask for an implementation report. For that reason, *CVS* and *Wyeth* stand clearly for the conclusion that the Chipotle Proposal does not violate rule 14a-8(i)(7) because it does not focus on the internal operations of the Company.

The Staff has mischaracterized the proposal as "relat[ing] to general compensation matters."

As discussed above, the Chipotle Proposal does not relate to the general compensation matters of the Company. If the Proposal sought an annual implementation report, it would be reasonable to conclude that the Proposal does relate to general compensation matters. The Proposal, however, does not do this and is clearly and unambiguously not focused on the Company's internal approach to compensation. The resolved clause makes it clear that it is focused on the Company articulating its public policy principles regarding the significant public policy debate over the minimum wage, not the Company's decision making process for how much to pay its employees. This mischaracterization of the Proposal suggests that the Staff's conclusions are misplaced and warrants a review of the decision.

Conclusion

For the reasons provided above, we respectfully request that the Division conclude Chipotle's request for a no-action letter should have been denied. If the no-action letter is allowed to stand it will be in direct contradiction to the eleven proposals from 2008 and 2009 that were deemed permissible under rule 14a-8(i)(7). Doing so would be a dramatic change in course for the Staff (implying a move away from SLB 14H), one that we believe warrants further review and consideration before taking. It also illustrates that this is a matter of substantial importance and involves issues that are highly complex, thereby calling for reconsideration pursuant to 17 CFR 202.1 (d).

In the event that upon reconsideration of the February 23, 2016 decision the Staff maintains its position, we hereby request the matter be referred to the Commission for its review.

Please contact me at 503-894-7551 or jkron@trilliuminvest.com with any questions in connection with this matter, or if the Staff wishes any further information.

Sincerely,

Jonas Kron
Senior Vice President

Appendix A

Principles for Minimum Wage Reform

RESOLVED: Chipotle Mexican Grill, Inc. shareholders urge the Board to adopt principles for minimum wage reform, to be published by October 2016.

This proposal does not encompass payments used for lobbying or ask the company to take a position on any particular piece of legislation.

Supporting Statement

We believe that principles for minimum wage reform should recognize that:

3. A sustainable economy must ensure a minimum standard of living necessary for the health and general well-being of workers and their families; and

4. The minimum wage should be indexed to maintain its ability to support a minimum standard of living; and to allow for orderly increases, predictability and business planning.

Until the early 1980s, an annual minimum-wage income - after adjusting for inflation - was above the poverty line for a family of two. Today, the federal minimum wage of $7.25 per hour, working 40 hours per week, 52 weeks per year, yields an annual income of only $15,080, well below the federal poverty line for families.[6]

Poverty-level wages may undermine consumer spending and corporate social license. Income inequality is recognized as an economy-wide problem. For example, an S&P research brief stated "increasing income inequality is dampening U.S. economic growth." Peter Georgescu, chairman emeritus of Young & Rubicam, wrote in an op-ed *Capitalists, Arise: We Need to Deal With Income Inequality* "Business has the most to gain from a healthy America, and the most to lose by social unrest".

There are examples of CEOs supporting strong wages and indexing:

- Costco CEO Jelinek wrote to Congress urging it to increase the minimum wage. "We know it's a lot more profitable in the long term to minimize employee turnover and maximize employee productivity, commitment and loyalty".
- Morgan Stanley CEO Gorman, McDonald's CEO Thompson, and Panera CEO Shaich have indicated support for minimum wages to be raised.
- Subway CEO DeLuca supports minimum wage indexing because it allows for business planning.
- Aetna's CEO Bertolini, said paying less than $16.00 per hour is "unfair."

According to polls, minimum wage reform is one of the most significant social policy issues.

Chipotle, an international company, also faces exposure to minimum wage laws around the world, necessitating a clear statement of principles.

According to more than 600 leading economists, including seven Nobel Prize winners, the U.S. should raise the minimum wage and index it. Studies indicate that increases in the minimum wage have had

[6] http://www.epi.org/publication/minimum-wage-workers-poverty-anymore-raising/

little or no negative effect on the employment of minimum-wage workers. Some research suggests a minimum-wage increase could have a small stimulative effect on the economy.[7]

An August 2015 Reuters report pointed out that Chipotle pays its leadership "more than a thousand times what they pay their typical worker, giving them [one of] the biggest internal pay gaps among S&P 500 companies." In a 2014 analyst call, the company indicated that a minimum wage increase to $10 would impact the company, "but not too significant."

[7] http://www.epi.org/minimum-wage-statement/

Attachment B

TRILLIUM
ASSET MANAGEMENT®

January 29, 2016

VIA e-mail: shareholderproposals@sec.gov

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Chipotle Mexican Grill, Inc. December 30, 2015 Request to Exclude Shareholder Proposal

Dear Sir/Madam:

This letter is submitted on behalf of Lindsay Brinton by Trillium Asset Management, LLC, and Calvert Investment Management, Inc. as the designated representatives in this matter (hereinafter referred to as "Proponents"), who are the beneficial owners of shares of common stock of Chipotle Mexican Grill, Inc. (hereinafter referred to as "Chipotle" or the "Company"), and who have submitted a shareholder proposal (hereinafter referred to as "the Proposal") to Chipotle, to respond to the letter dated December 30, 2015 sent to the Office of Chief Counsel by Chipotle, in which it contends that the Proposal may be excluded from the Company's 2016 proxy statement under Rule 14a-8(i)(3) and Rule 14a-8(i)(7).

I have reviewed the Proposal and the Company's letter, and based upon the foregoing, as well as upon a review of Rule 14a-8, it is my opinion that the Proposal must be included in Chipotle's 2016 proxy statement because the Company has not met its burden of proof of demonstrating the Proposal is (1) vague or (2) not focused on a significant policy issue confronting the Company. Therefore, we respectfully request that the Staff not issue the no-action letter sought by the Company.

Pursuant to Staff Legal Bulletin 14D (November 7, 2008) we are filing our response via e-mail in lieu of paper copies and are providing a copy to Chipotle's Corporate Compliance Counsel, Michael McGawn via e-mail at mmcgawn@chipotle.com.

The Proposal

The Proposal, the full text of which is attached as Attachment A, requests:

> the Board to adopt principles for minimum wage reform, to be published by October 2016.
>
> This proposal does not encompass payments used for lobbying or ask TJX to take a position on any particular piece of legislation.
>
> **Supporting Statement**
>
> We believe principles for minimum wage reform should recognize:
>
> 1. A sustainable economy must ensure a minimum standard of living necessary for the health and general well-being of workers and their families; and
>
> 2. The minimum wage should be indexed to maintain its ability to support a minimum standard of living; and to allow for orderly increases, predictability and business planning.

The Proposal is Focused on the Public Policy Debate over Minimum Wage Reform, not The Company's Internal Approach to Compensation.

We need to clarify at the outset of this discussion that this Proposal is clearly and unambiguously not focused on the Company's internal approach to compensation. It would appear that in an effort to get around this fact, the Company seems to be intentionally misreading the Proposal. The resolved clause and the material cited above make it clear that it is focused on the Company articulating its principles regarding the significant public policy debate over the minimum wage, not the Company's decision making process for how much to pay its employees.

As discussed below, there is little doubt that the minimum wage is a significant public policy issue that has been the subject of widespread public debate for years. In light of this fact, we believe that many companies, including Chipotle, cannot avoid getting caught up the intense public attention that is being shined on local, state and federal minimum wage laws. For this reason, it is our opinion that saying nothing about the policy debate is not an option for Chipotle. This is particularly true for a consumer facing company like Chipotle that must spend an enormous amount of time and money cultivating, protecting and maintaining its reputation. And given the evidence of a relationship between worker wages and economic growth for consumer facing companies, it is our belief that Chipotle, as a company, would benefit from adopting a set of principles that articulates its position on this significant policy issue.

While we clearly believe that the principles should recognize that a sustainable economy must ensure a minimum standard of living necessary for the health and general well-being of workers and their families and should include indexing; out of an abundance of caution and out of respect for the discretion that must be afforded to management, we have not asked the company to adopt any specific language. To do otherwise would risk being accused of trying to micro-manage the Company.

Our goal is to end the Company's silence on this significant public policy issue. Now is the time to address the widespread public debate one way or the other. To not do so may present reputational risks to the Company and potential financial consequences as economy wide wage stagnation can present significant challenges for a company's efforts to grow sales.

Minimum Wage Reform is an issue of Widespread Public Debate.

Local, state and national minimum wage policy is undoubtedly a significant policy issue that is subject to widespread public debate. Questions surrounding what public policy should be on the minimum wage have of course been debated nationally since the 1930s when the Fair Labor Standards Act of 1938 was introduced and passed.

Most recently, the issue has reasserted itself into the public consciousness through the "Fight for 15" movement which began in 2012 with a focus on Chipotle's industry, restaurants. http://articles.latimes.com/2012/nov/29/business/la-fi-mo-fast-food-strike-20121129. (See also, Fight for 15 Chicago document which repeatedly target's Chipotle - http://fightfor15chicago.org/wordpress/wp-content/uploads/2014/03/A-Case-for-15-Report.pdf) This campaign has mobilized tens of thousands of restaurant workers in hundreds of cities across the country attracting widespread public, media and business attention. http://www.newyorker.com/magazine/2014/09/15/dignity-4; http://fortune.com/2015/12/31/minimum-wage-hike/; and http://blogs.wsj.com/economics/2015/11/10/unions-push-to-establish-bloc-of-low-wage-voters/.

Over the past years since the "Fight for 15" began we have seen the public debate occur at all levels of public discourse including the following examples:

- 2012 Republican Presidential Nominee Mitt Romney recently stated "I think we're nuts not to raise the minimum wage. I think, as a party, to say we're trying to help the middle class of America and the poor and not raise the minimum wage sends exactly the wrong signal." https://www.washingtonpost.com/politics/republican-hopefuls-agree-the-key-to-the-white-house-is-working-class-whites/2016/01/12/fa8a16aa-b626-11e5-a76a-0b5145e8679a_story.html

- "Nearly two-thirds of mayors surveyed anonymously by Politico say that raising the minimum wage is something they would endorse. A third of them say they would heed the rallying cry of unions and progressives to push the wage as high as $15." http://www.politico.com/magazine/story/2016/01/mayors-survey-minimum-wage-213563#ixzz3yXtGWiAy

- "The final debate before the Iowa caucus is taking place in Charleston, SC at the Gaillard Center on Sunday night. Outside of the debate, hundreds of protesters claiming to be underpaid marched through downtown Charleston. The protesters held signs that read 'Come get our vote!' as they chanted 'I believe we will win.' The demonstrators included fast food, home care and child care workers, all pushing for $15 an hour minimum wage and union rights." http://wivb.com/2016/01/18/protestors-march-in-charleston-demanding-15-min-wage-union-rights-before-dem-debate/

- 2016 Presidential campaign ads are hitting on the issue: for example, "Hillary Clinton campaign airs ad in Iowa focused on wage gap." http://www.cbsnews.com/news/hillary-clinton-campaign-airs-ad-in-iowa-focused-on-wage-gap/

- "Idaho Democrats plan on proposing an increase to the state minimum wage during the 2016 legislative session. The plan would raise the minimum wage to $8.25 an hour for 2017, and then $9.25 by 2018. Democratic leaders say the goal is to make sure Idahoans who work full time at the minimum would not need to rely on government programs to survive." http://kboi2.com/news/local/people-cant-really-afford-to-live-idaho-lawmakers-fight-for-higher-minimum-wage

- "CEDAR RAPIDS — The Linn County Board of Supervisors plans to explore with its cities, businesses and residents the possibility of enacting a countywide minimum wage ordinance." http://www.thegazette.com/subject/news/government/linn-county-explores-minimum-wage-increase-20160113

- "Minimum Wage Set to Increase in New York" "The rising wages mark the latest chapter in a long-simmering political battle over worker pay in New York and across the country." http://www.wsj.com/articles/minimum-wages-set-to-increase-in-new-york-1451525763

- "In his State of the State speech yesterday, Governor Cuomo repeated his vow to phase in a $15-an-hour minimum wage across New York State by 2021. He said millions of low-wage workers are forced to choose between paying their rent or feeding their families." http://www.northcountrypublicradio.org/news/story/30687/20160114/in-speech-cuomo-renews-push-for-15-minimum-wage

- "OLYMPIA, Wash. -- Gov. Jay Inslee delivered his annual State of the State address Tuesday in which he outlined a bold agenda for 2016, including a big hike in the minimum wage for workers, and a big pay increase for teachers." http://q13fox.com/2016/01/12/inslees-state-of-the-state-address-raise-min-wage-to-13-50-and-pay-teachers-more/

- "Supporters of raising Washington state's minimum wage have filed a ballot measure that would incrementally raise the rate to $13.50 an hour over four years starting in 2017." http://www.king5.com/story/news/politics/state/2016/01/11/new-ballot-measure-introduced-raise-state-minimum-wage/78640874/

- "Minimum Wage Gets Shout-Out During Final State Of The Union" http://dailycaller.com/2016/01/12/minimum-wage-gets-shout-out-during-final-state-of-the-union/#ixzz3xihG8e36

- "AUGUSTA, ME — Frustrated by inaction at the state and federal levels, advocates for a higher minimum wage filed more than 75,000 petition signatures Thursday to put an initiative to voters aimed at raising the statewide minimum to $12 an hour by decade's end." http://www.pressherald.com/2016/01/14/coalition-claims-enough-signatures-for-maine-ballot-question-on-12-minimum-wage/

- "The Santa Monica City Council on Tuesday night approved a minimum wage ordinance that would put it in line with its neighbors in Los Angeles city and county. As in Los Angeles, the law, which still must come before the council for a second reading in two weeks, would raise the minimum wage at most businesses in the city to $15 by 2020." http://www.latimes.com/local/lanow/la-me-ln-santa-monica-minimum-wage-20160112-story.html

- "The story the Sicklerville single mother shared on Thursday morning was just one of three real-life examples highlighted by Congressman Donald Norcross (D-1 of Camden) on Thursday morning as he launched an ambitious legislative effort to raise the federal minimum wage to $15 an hour by 2023, an initiative he called the 'Fight for 15.'" http://www.nj.com/gloucester-county/index.ssf/2016/01/nj_congressman_launches_fight_to_raise_us_minimum.html

- "Along with the new year, the minimum wage rates in 14 states (Alaska, Arkansas, California, Colorado, Connecticut, Hawaii, Massachusetts, Michigan, Nebraska, New York, Rhode Island, South Dakota, Vermont and West Virginia) have increased. San Francisco, Seattle and Los Angeles plan to raise their minimum wage rates to $15 an hour in 2016. Although Democrats have tried raising the federal minimum wage to $12 and $15 an hour, it has remained at $7.25 since 2009. Twenty-nine states and the District of Columbia have minimum wages higher than the federal pay floor." http://www.natlawreview.com/article/new-year-rings-more-minimum-wage-increases#sthash.g9sbETtH.dpuf

- "Gov. Kate Brown is pushing a new, two-tiered system that would increases wages in Portland to $15.52 over the next six years, while other areas would have a minimum of $13.50. The state's current minimum wage is $9.25. If approved by state legislators, Oregon would join a growing list of states that are boosting minimum-wage paychecks. Thirteen states, including California, Nebraska and Vermont, are set to bolster their minimum wages in 2016." http://money.cnn.com/2016/01/15/news/economy/oregon-minimum-wage-hikes/

- On January 19, 2016, airline workers in Boston, New York City, Newark, Philadelphia, Chicago, Seattle, Fort Lauderdale and Portland, Oregon protested for $15 minimum wage. http://www.miamiherald.com/news/local/community/miami-dade/article55299245.html

- "TUSCALOOSA, Ala — Tuscaloosa residents spent Monday celebrating the life of Dr. Martin Luther King Junior and all he stood for. Hundreds of people gathered to honor him and raise awareness about an issue many face today, minimum wage. Many Tuscaloosa residents used the time to send a message to the city, they want to see an increase in minimum wage from $7.25 to $10.10 an hour." http://abc3340.com/news/local/minimum-wage-rally-in-tuscaloosa

- "A proposal to incrementally raise the minimum wage in Long Beach to $13 an hour by 2019 will be considered by the Long Beach City Council Tuesday night." http://losangeles.cbslocal.com/2016/01/19/long-beach-considers-proposal-to-raise-minimum-wage-to-13-by-2019/

- Reflecting the significance of the issue, The National Conference of State Legislatures have a portion of their website and work streams dedicated to the minimum wage debate. http://www.ncsl.org/research/labor-and-employment/state-minimum-wage-chart.aspx

- "Price hikes for wage increase did not hurt Chipotle sales" New York Post July 23, 2015 http://nypost.com/2015/07/23/price-hikes-for-wage-increase-did-not-hurt-chipotle-sales/

- "How feel-good companies are navigating the minimum-wage fray" CNBC May 21, 2014 http://www.cnbc.com/2014/05/21/how-feel-good-companies-are-navigating-the-minimum-wage-fray.html

- "Chipotle Responds To 14% Minimum Wage Increase With 14% Higher Prices" The Libertarian Republic July 13, 2015 http://thelibertarianrepublic.com/chipotle-responds-to-14-minimum-wage-increase-with-14-higher-prices/#ixzz3xj6wZboZ

- "Religious leaders urge minimum raise increase" The Des Moines Register January 19, 2016 http://www.desmoinesregister.com/story/opinion/columnists/iowa-view/2016/01/18/religious-leaders-urge-minimum-raise-increase/78965350/

- "Religious Leaders Call On Congress To Raise Minimum Wage" The Huffington Post April 30, 2014 http://www.huffingtonpost.com/2014/04/30/religious-faith-congress-minimum-wage_n_5240910.html

- "Some of Kansas City's religious leaders join minimum wage fight, will fast during protest" KSHB July 9, 2015 http://www.kshb.com/news/local-news/video-some-of-kansas-citys-religious-leaders-join-minimum-wage-fight-will-fast-during-protest

- "Labor and religious leaders lobby Albany lawmakers for minimum wage increase" New York Daily News November 25, 2014 http://www.nydailynews.com/blogs/dailypolitics/labor-religious-leaders-lobby-minimum-wage-hike-blog-entry-1.2023353

- "US Catholic leaders seek minimum wage hike to help workers cope with poverty" Christian Today August 3, 2015 http://www.christiantoday.com/article/us.catholic.leaders.seek.minimum.wage.hike.to.help.workers.cope.with.poverty/60852.htm

We have also seen polling indicate widespread public support for increasing the minimum wage. Just this month, a Hart Research Poll concluded that "Three in four Americans support raising the federal minimum wage to $12.50 per hour by the year 2020." and "Americans also strongly support automatically adjusting the minimum wage to the cost of living, and raising the minimum wage for tipped workers." http://www.nelp.org/content/uploads/2015/03/Minimum-Wage-Poll-Memo-Jan-2015.pdf

This level of interest has been consistent over time. For example, a Pew poll in 2013 reported "Seven in 10 Americans say they would vote "for" raising the minimum wage." The report announcing those poll results indicated that this level of support reaches back to the mid nineties. http://www.gallup.com/poll/160913/back-raising-minimum-wage.aspx. See also, http://www.nytimes.com/2015/06/04/business/inequality-a-major-issue-for-americans-times-cbs-poll-finds.html?_r=0

For all of these reasons, we believe it is impossible for the Company to argue that minimum wage reform is not a significant policy issue which is subject to widespread public debate and beyond the day-to-day affairs of the Company.

The Proposal is consistent with the Staff's approach in *United Technologies*

In *United Technologies* (January 31, 2008), the proponents requested "the Board of Directors to adopt principles for comprehensive health care reform". Similar to Chipotle, United Technologies argued that the proposal was excludable under 14a-8(i)(7) because the "subject matter of the Proposal appears to involve the Company's health care coverage policies for its employees" and went on to argue that "The Staff has long recognized that proposals concerning health and other welfare benefits for a corporation's employees related to its ordinary business operations, and as consistently allowed omission under Rule 14a-8(i)(7) of such proposals."

In its response to United Technologies' no-action request, the proponents successfully argued "The Proposal does not ask the Company to provide any information or reports on its internal operations. Instead, it asks the Company to focus externally on health care reform as a significant social policy issue affecting the Company and the public's health." In the end, the Staff agreed with the proponents concluding that the proposal in *United Technologies* was focused outwardly on principles for health care reform and therefore not excludable.

The similarity of *United Technologies* with Chipotle's arguments and its opposition to the Proponent's Proposal are virtually identical. In both cases, the companies tried to take an externally focused proposal addressing a significant policy issue that was subject to widespread public debate and argue that it was focused on employee benefits and pay, respectively. But just as United Technologies failed to persuade the Staff, so must Chipotle's argument to exclude the Proposal fail. Not only is the wording and approach identical in both cases, but the subject matter as demonstrated above is clearly a significant public policy issue that transcends the day-to-day affairs of the Company.

Chipotle has failed to meet its burden of demonstrating that the Proposal is so inherently vague and indefinite as to be misleading

The Proposal urges the Board to adopt and publish principles for minimum wage reform by October and goes on to articulate what we believe those principles should be: 1. A sustainable economy must ensure a minimum standard of living necessary for the health and general well-being of workers and their families; and 2. The minimum wage should be indexed to maintain its ability to support a minimum standard of living and to allow for orderly increases, predictability and business planning.

In doing so, the Proponents spell out the request clearly and succinctly thereby making it evident what is being requested of the board: publish principles for minimum wage reform. Similarly, the Proponents make it clear what they think the principles should be. However, the board is free to choose to adopt the language that the Proponents suggest or they can adopt their own set of principles. In doing so, we do not attempt to micro-manage the Company.

As pointed out in *United Technologies*, the relevant standard to consider on a vagueness claim are Staff decisions on shareholder proposals requesting the adoption of human rights principles and standards. E.g. *McDonald's Corporation* (March 22, 2007); *Peabody Energy Corporation* (March 16, 2006); and *E.I. du Pont de Nemours and Company* (February 11, 2004). In those cases, the Staff denied requests to exclude the proposals under Rule 14a-8(i)(3) where the proposals urged adoption of company principles or standards for human rights. As in the Proponent's Proposal, those proposals presented clear requests for board action on significant social policy issue and they presented principles or standards upon which the companies might base their actions. See also, *Eli Lilly and Company* (January 21, 2016) – proposal which requested board review the company's guidelines for selecting countries / regions for its operations and issue a report identifying the company's criteria for investing in, operating in and withdrawing from high-risk regions found to be not too vague.

And as in *United Technologies*, the Company asks a series of questions in an effort to sow the seeds of confusion and doubt where there are none. From Chipotle's no-action request: "If the Shareholder Proposal were adopted, the Company's Board of Directors might, for example, privately adopt a resolution at a meeting of the Board laying out principles related to wage reform; would that be sufficient to satisfy the requirements of the proposal? Or would the proposal require a more formal and public expression of principles adopted by the Board - perhaps in the Company's Corporate Governance Guidelines, or in its Code of Ethics? And if such principles were adopted, would subsequent revisions to, or a retraction of, such principles violate the requirements of the Shareholder Proposal?" We find these questions to be disingenuous. Clearly the Proposal intends to have the principles be public, why else would it include the clause "to be published by October 2016." Precisely, where those principles are published is appropriately left up to the discretion of the Company.

Similarly, the Company complains that we have not defined "minimum wage" or "minimum wage reform". There is, however, no requirement that terms be defined or even universally agreed upon. See *Microsoft Corporation* (September 14, 2000) where the Staff required inclusion of a proposal that requested the board of directors implement and/or increase activity on eleven principles relating to human and labor rights in China. In that case, the company argued "phrases like 'freedom of association' and 'freedom of expression' have been hotly debated in the United States" and therefore the proposal was too vague. See also, *Yahoo!* (April 13, 2007), which survived a challenge on vagueness grounds where the proposal sought "policies to help protect freedom of access to the Internet"; *Cisco Systems, Inc.* (Sep. 19, 2002) (Staff did not accept claim that terms "which allows monitoring," "which acts as a `firewall,'" and "monitoring" were vague); and *Cisco Systems, Inc.* (Aug. 31, 2005) (Staff did not accept claim that term "Human Rights Policy" was too vague). Similarly, "minimum wage" and "minimum wage reform" are well understood terms, not only in the investor community, but amongst the general public as well.

As we stated earlier the Proponents spell out the request clearly and succinctly. The plain language of the Proposal makes it evident what is being requested of the board and they are free to choose to adopt the language that we suggest or they can adopt their own set of principles. In doing so, we do not attempt to micro-manage the Company. They have the appropriate level of discretion to determine how best to implement the Proposal.

For these reasons, we respectfully urge the Staff to conclude that Chipotle has not met its burden to demonstrate that the Proposal is inherently vague and indefinite as to be misleading.

Conclusion

In conclusion, we respectfully request the Staff to inform the Company that Rule 14a-8 requires a denial of the Company's no-action request. As demonstrated above, the Proposal is not excludable under Rule 14a-8. In the event that the Staff should decide to concur with the Company and issue a no-action letter, we respectfully request the opportunity to speak with the Staff in advance.

Please contact me at (503) 592-0864 or jkron@trilliuminvest.com with any questions in connection with this matter, or if the Staff wishes any further information.

Sincerely,

Jonas Kron
Senior Vice President

Appendix A

Principles for Minimum Wage Reform

RESOLVED: Chipotle Mexican Grill, Inc. shareholders urge the Board to adopt principles for minimum wage reform, to be published by October 2016.

This proposal does not encompass payments used for lobbying or ask the company to take a position on any particular piece of legislation.

Supporting Statement

We believe that principles for minimum wage reform should recognize that:

3. A sustainable economy must ensure a minimum standard of living necessary for the health and general well-being of workers and their families; and

4. The minimum wage should be indexed to maintain its ability to support a minimum standard of living; and to allow for orderly increases, predictability and business planning.

Until the early 1980s, an annual minimum-wage income - after adjusting for inflation - was above the poverty line for a family of two. Today, the federal minimum wage of $7.25 per hour, working 40 hours per week, 52 weeks per year, yields an annual income of only $15,080, well below the federal poverty line for families.[1]

Poverty-level wages may undermine consumer spending and corporate social license. Income inequality is recognized as an economy-wide problem. For example, an S&P research brief stated "increasing income inequality is dampening U.S. economic growth." Peter Georgescu, chairman emeritus of Young & Rubicam, wrote in an op-ed *Capitalists, Arise: We Need to Deal With Income Inequality* "Business has the most to gain from a healthy America, and the most to lose by social unrest".

There are examples of CEOs supporting strong wages and indexing:

- Costco CEO Jelinek wrote to Congress urging it to increase the minimum wage. "We know it's a lot more profitable in the long term to minimize employee turnover and maximize employee productivity, commitment and loyalty".
- Morgan Stanley CEO Gorman, McDonald's CEO Thompson, and Panera CEO Shaich have indicated support for minimum wages to be raised.
- Subway CEO DeLuca supports minimum wage indexing because it allows for business planning.
- Aetna's CEO Bertolini, said paying less than $16.00 per hour is "unfair."

According to polls, minimum wage reform is one of the most significant social policy issues.

Chipotle, an international company, also faces exposure to minimum wage laws around the world, necessitating a clear statement of principles.

According to more than 600 leading economists, including seven Nobel Prize winners, the U.S. should raise the minimum wage and index it. Studies indicate that increases in the minimum wage have had

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[1] http://www.epi.org/publication/minimum-wage-workers-poverty-anymore-raising/

little or no negative effect on the employment of minimum-wage workers. Some research suggests a minimum-wage increase could have a small stimulative effect on the economy.[2]

An August 2015 Reuters report pointed out that Chipotle pays its leadership "more than a thousand times what they pay their typical worker, giving them [one of] the biggest internal pay gaps among S&P 500 companies." In a 2014 analyst call, the company indicated that a minimum wage increase to $10 would impact the company, "but not too significant."

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[2] http://www.epi.org/minimum-wage-statement/